United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Citigroup Inc.

Name of persons relying on exemption: Sisters of St. Joseph of Peace

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy, nor does the information contained within constitute investment advice. Please DO NOT send your proxy card; the filer and co-filers are not able to vote your proxies, nor does this communication contemplate such an event. Neither Proponent nor co-filers, either individually or in the aggregate, beneficially own more than $5 million of Citigroup, Inc. stock, and this notice is therefore being provided on a voluntary basis.

The proponents urge stockholders to vote FOR Proposal 6, the shareholder proposal requesting a report on respect for Indigenous Peoples’ rights at Citigroup Inc.’s annual shareholder meeting to be held on April 29, 2025.

Summary of the Proposal

Investors request reporting on the effectiveness of Citigroup Inc.’s (Citi’s) policies, practices, and performance indicators in respecting internationally recognized human rights standards for Indigenous Peoples’ rights in its existing and proposed general corporate and project financing.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Citi’s 2024 Report Fails to Meaningfully Evaluate Policies Related to Indigenous Peoples’ Rights, Their Effectiveness, or Their Alignment with International Standards
2.	Citi is Exposed to Significant Risk if it Finances Projects or Clients Developing Projects that Violate the Rights of Indigenous Peoples
3.	Citi’s Due Diligence Systems Fail to Effectively Mitigate Risks to Indigenous Peoples

1. Citi’s 2024 Report Fails to Meaningfully Evaluate Policies Related to Indigenous Peoples’ Rights, Their Effectiveness, or Their Alignment with International Standards

Citi’s report, Respecting the Rights of Indigenous Peoples, is wholly unresponsive to the Proposal’s request. Instead of evaluating the effectiveness of Citi’s policies and practices, the report merely restates the Company’s existing commitments and procedures. It does not assess their impacts. It also fails to benchmark Citi’s policies against international standards and lacks any substantive engagement with Indigenous Peoples.

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Citigroup’s proxy statement.

a.	Citi’s Report Fails to Evaluate the Effectiveness of Its Policies and Practices

The fundamental objective of the Proposal is to ensure Citi assesses the effectiveness of its policies and procedures in respecting Indigenous Peoples’ rights. Citi’s report,1 however, does not provide such an evaluation. While it outlines policies and procedural steps, it fails to determine whether these measures actually mitigate harm or align with international standards and best practices.

For example, in the section “New Transactions Flagged for Potential Risks to Indigenous Peoples,” Citi provides a numerical breakdown of flagged transactions and their outcomes. The report states:

●	37 transactions were flagged for potential risks to Indigenous Peoples.
●	16 transactions were approved following due diligence and/or client engagement.
●	3 transactions were approved with ongoing monitoring.
●	7 transactions were declined due to risks to Indigenous Peoples’ rights.

While Citi asserts that this process demonstrates its ability to flag risks, the disclosure fails to assess whether Indigenous Peoples’ rights were meaningfully protected. There is no analysis of:

●	Whether risks to Indigenous communities were fully resolved, merely reduced, or left unaddressed.
●	Whether Citi’s due diligence process effectively mitigated potential harms.
●	Whether Indigenous communities provided Free, Prior, and Informed Consent (FPIC) to the projects Citi finances.

Without these insights, shareholders lack the necessary transparency to meaningfully assess Citi’s risk exposure and compliance with Indigenous Rights commitments.

b.	Citi’s Report Fails to Benchmark Against International Standards

The Proposal explicitly requests Citi to evaluate its policies, practices, and performance indicators against internationally recognized human rights standards for Indigenous Peoples' rights. Citi’s report fails to provide this analysis.

While Citi references global frameworks, which include the UN Guiding Principles on Business and Human Rights, the Equator Principles, and the World Bank’s International Finance Corporation (IFC) Performance Standards, the report does not assess whether Citi’s policies and practices align with or meet these standards. Merely citing these frameworks does not constitute an evaluation of effectiveness or alignment.

This lack of benchmarking is particularly concerning given that Indigenous communities in the Peruvian Amazon publicly rejected Citi’s report as misaligned with international Indigenous Rights standards.2 Their statement raised serious concerns about Citi’s ESRM Policy and its failure to prevent harmful financing decisions.

Additionally, a core principle of the UN Guiding Principles on Business and Human Rights—which Citi claims to follow—is meaningful stakeholder engagement. However, Citi’s report does not appear to incorporate Indigenous perspectives or demonstrate consultation with impacted communities. Without direct input from Indigenous Peoples, any assessment of Citi’s policies is incomplete and lacks credibility.

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Citigroup’s proxy statement.

Shareholders expect Citi to go beyond surface-level disclosures and conduct a rigorous evaluation of whether its policies and practices effectively respect Indigenous Peoples’ rights. Citi’s current reporting falls short of this standard, leaving investors without the necessary information to assess the material risks associated with Citi’s financing decisions.

2. Citi is Exposed to Significant Risk if it Finances Projects or Clients Developing Projects that Violate the Rights of Indigenous Peoples

Citi faces significant financial, legal, and reputational risks due to its exposure to projects linked to environmental and human rights harms. A 2023 report found that while Indigenous Peoples make up just 6.2% of the global population, they are impacted by at least 34% of environmental conflicts worldwide. 3 The most harmful sectors—including mining, fossil fuels, agriculture, and dam construction—have been linked to biodiversity loss, deforestation, displacement, water and soil degradation, and gender-based violence, all of which have been linked to violations of Indigenous Peoples’ rights.4

Citi has financed projects that have violated Indigenous Peoples' rights through direct project financing and general corporate financing. Without robust policies and due diligence processes for both financing types, Citi exposes itself and its shareholders to material risks—particularly when Indigenous Peoples’ right to self-determination and FPIC are not upheld.

Legal risks arise from violations of Indigenous Peoples' rights, encompassing potential fines, operational halts, project delays, and significant reputational damage.5 These risks can have severe financial and regulatory consequences for companies involved in such violations. Citi faces substantial legal, financial, and reputational risks due to its financial relationship with Enbridge, a company repeatedly implicated in Indigenous rights violations and environmental damages. As of 2020, Citi was among Enbridge’s top ten financiers, providing $5 billion in funding, despite mounting public pressure to sever ties.6 Enbridge’s controversial Line 3 and Line 5 pipeline projects have triggered widespread opposition, litigation, and regulatory scrutiny. 7

Line 3 and Line 5 have been linked to multiple violations of Indigenous Peoples’ rights, including the rights to FPIC, health, culture, religion, security, and assembly.8 Line 3, for example, threatens water quality. The pipeline has already generated significant social risks, including treaty rights disputes, allegations of civil rights abuses, and environmental degradation.9 Similarly, Indigenous opposition to Line 5 escalated in 2021 when the Bay Mills Indian Community formally "banished" the pipeline from its territory. The Bay Mills Indian Community described this action as: "[A] traditional, historical, and customary form of tribal law that has existed since time immemorial and is only exercised by Bay Mills Indian Community when egregious acts and misconduct have harmed our tribal citizens, treaty rights, territories, and resources."10

Enbridge’s legal troubles continue to escalate. The company has been found guilty of trespassing on Bad River Band territory after its easements expired in 2013, leading to a 2023 court ruling requiring Enbridge to remove Line 5 within three years and pay $5.1 million in damages.11 Additionally, Michigan’s twelve federally recognized Tribal Nations, alongside Michigan’s governor, Gretchen Whitmer, had formally petitioned former President Biden for the decommissioning of Line 5, citing human trafficking risks, environmental harm, and ongoing permit violations.12

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Citigroup’s proxy statement.

Additionally, Lines 3 and 5 present significant regulatory and litigation risks as they are connected to oil spills and other environmental harms. Line 3 has a documented history of over 800 spills in the last 15 years,13 including the largest inland oil spill in US history—1.7 million gallons of crude oil released into the Prairie River.14 Since its reroute came online in 2021, the project has breached four aquifers, incurring over $11 million in fines.15 The breaches present risks to wild rice waters and violate the White Earth Band of Ojibwe's water quality standards and ordinances.16

Similarly, Line 5 has spilled 33 times since 1968,17 leaking over 1.1 million gallons of oil. Governor Whitmer canceled Enbridge’s certification for Line 5, citing findings that Enbridge had repeatedly violated terms of the public trust doctrine that put the environment at risk.18 Wisconsin’s Department of Natural Resources Director defended this action by asserting that “Enbridge’s historic failures and current non-compliance present too great a risk to our Great Lakes and the people who depend upon them.”19 The pipeline continues to operate under serious safety concerns, including anchor strikes and pipeline deterioration.20

Enbridge has also been fined $6.7 million by the EPA for failing to address pipeline defects and environmental violations.21

Reputational risks stemming from violations of Indigenous Peoples' rights can lead to public scrutiny, consumer backlash, and financial consequences. A prominent example is the Dakota Access Pipeline and the resistance led by the Standing Rock Sioux Tribe. Citigroup, among other banks, financed Energy Transfer and Sunoco Logistics Partners, the companies behind the controversial project.22 The Dakota Access Pipeline sparked international protests in 2016, with widespread grassroots support, over 2 million tweets calling for its halt, and thousands of demonstrators joining the movement. The intense media coverage and public opposition resulted in project delays, lawsuits, and an estimated $4.4 billion in losses from bank account closures alone.23

More recently, Citi has faced reputational risks due to its financing of Petroperú, a widely criticized Peruvian oil company.24 In October 2024, a Petroperú pipeline spill of 6,000 liters of oil drew media attention, adding to Citi’s negative reputation related to Indigenous rights violations and environmental harm in the Amazon. Public protests led by Indigenous leaders in 2022 and 2023 specifically targeted Citi for its role in financing oil and gas operations that threaten Indigenous communities. Citi is among the top financiers of Amazon oil and gas, with an estimated $42 billion in open or recently matured deals, including $14.6 billion in direct lending.25 Research from Amazon Watch has highlighted that financing Amazon oil and gas is inherently linked to deforestation, biodiversity loss, Indigenous rights violations, pollution, and corruption.26 Additionally, in 2021, Ecuadorian courts ordered companies to cease flaring in the Amazon after Indigenous communities won litigation over severe health and environmental damages.27 As scrutiny of these projects intensifies, Citi’s continued financial involvement in Amazon oil and gas raises substantial concerns of reputational harm.

Project delays are a frequent consequence of violations of Indigenous Peoples' rights, often resulting in protests and legal challenges. These delays can be extremely costly, with 73% of project disruptions stemming from "above-ground" risks such as stakeholder resistance.28 When operations are disrupted, companies can lose an estimated $20–$30 million per week due to halted construction, legal fees, and reputational fallout.29

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Citigroup’s proxy statement.

Citi’s history of financing projects and corporations that violate Indigenous Peoples' rights reveals a consistent pattern of legal risks, reputational damage, and costly delays. These are not isolated incidents but rather indicators of systemic policy and process gaps within Citi. The bank’s existing policies are misaligned with international standards and have proven ineffective at mitigating these risks. This underscores the necessity of the Proposal’s request for a report evaluating the effectiveness of Citi’s policies and practices—an essential step in addressing these ongoing failures.

3. Citi’s Due Diligence Systems Fail to Effectively Mitigate Risks to Indigenous Peoples

Citi’s continued financing of projects that harm Indigenous communities signals the inadequacy of its due diligence systems. Without the requested effectiveness report, Citi risks ongoing violations of Indigenous Peoples’ rights, exposing the Company to significant operational, financial, legal, and reputational harm. Despite its stated commitments, Citi continues to finance clients and projects with well-documented records of egregious rights violations.

In October 2024, Citi-financed Petroperú was responsible for a catastrophic oil spill of 6,000 liters, contaminating critical water and food sources for over 10,000 Indigenous Peoples, including the Quechua and Achuar communities.30 This is not an isolated incident. As outlined in the Proposal and the examples below, multiple cases over the years demonstrate that Citi’s due diligence processes have repeatedly failed to prevent serious human rights abuses.

One key reason for Citi’s failure to mitigate risks related to Indigenous Peoples is its lack of commitment to the highest international standards. Citi’s policies omit any reference to the UN Declaration on the Rights of Indigenous Peoples (UNDRIP), the most widely accepted human rights instrument defining Free, Prior, and Informed Consent (FPIC) and other Indigenous Peoples’ rights.31 Citi recently withdrew from the Equator Principles (EP), a widely used framework for financial institutions to manage environmental and social risks, further weakening its accountability on Indigenous rights.32 This regression has been widely criticized by advocacy organizations such as the Sierra Club and Stand.earth, as being “ethically shocking and financially irresponsible.”33

Instead of aligning with the highest standards, Citi relies on the International Finance Corporation’s (IFC) Environmental & Social Performance Standards, which include FPIC provisions but are deeply flawed. The IFC’s FPIC provisions have been widely criticized for narrowly defining consent and failing to fully recognize Indigenous Peoples’ right to withhold approval or condition their consent on meaningful terms.34 Even with these critical limitations of the IFC’s FPIC provisions, Citi does not commit to enforcing these standards across all financing relationships, further limiting their effectiveness.

Most importantly, Citi’s reliance on IFC standards does not address its biggest risk: general corporate financing. The IFC framework applies only to project-specific financing and provides unclear criteria on when FPIC guidance should be enforced. This leaves significant gaps in Citi’s due diligence process, particularly in cases where Citi provides corporate loans or underwriting services to companies with known histories of Indigenous rights violations. Without a broader, binding commitment to Indigenous Peoples’ rights, Citi remains exposed to significant financial, legal, and reputational risks.

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Citigroup’s proxy statement.

Conclusion

Citigroup and its investors are exposed to significant risk if it continues to finance projects and clients developing projects that violate the rights of Indigenous Peoples and exacerbate the climate crisis. Proponents encourage all Citi shareholders to support Item 6, the shareholder proposal on Respect for Indigenous Peoples’ Rights, at the Citigroup Annual Meeting of Shareholders on April 29, 2025.

For questions regarding Proposal 6, please contact: Caitlin Seznec, Program Director at Investor Advocates for Social Justice and representative of the Sisters of St. Joseph of Peace, via email: cseznec@iasj.org.

_____________________________

1 https://www.citigroup.com/rcs/citigpa/storage/public/2023-Respecting-Rights-Indigenous-Peoples-Report.pdf

2 https://amazonwatch.org/wp-content/uploads/2024/04/Achuar-Wampis-Chapra-re-Citi-Report.pdf

3 https://www.aaas.org/news/global-extractive-and-industrial-projects-disproportionately-impact-indigenous-peoples

4 https://www.un.org/esa/socdev/unpfii/documents/BriefingNote6_GREY.pdf ; https://www.un.org/development/desa/indigenouspeoples/wp-content/uploads/sites/19/2018/11/UNDRIP_E_web.pdf

5 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/indigenous_rights_risk_report.pdf

6 https://stopthemoneypipeline.com/defund-line-3/ ; https://www.ran.org/wp-content/uploads/2020/12/RAN-Briefing_Line3_KXL.pdf

7 https://thecirclenews.org/environment/u-n-issues-letter-regarding-violations-of-anishinaabe-human-rights/

8 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/cerd_request_line_3_pipeline.pdf

9 https://thecirclenews.org/environment/u-n-issues-letter-regarding-violations-of-anishinaabe-human-rights/

10 https://narf.org/nill/documents/20210510BayMills_banish_Enbridge.pdf?_ga=2.239143744.2105983367.1624287541-1503385769.1619537483

11 https://michiganadvance.com/wp-content/uploads/2022/09/20515906551-1.pdf

12https://d99d2e8d-06c9-433b-915d-f6e381b1acd4.usrfiles.com/ugd/d99d2e_2ebc5e8b59c547a0847c7a7ed1831522.pdf

13https://www.stopline3.org/issues#:~:text=They've%20had%20over%20800,Rapids%2C%20MN%2C%20in%201991

14 https://www.mprnews.org/story/2021/03/03/30-years-ago-grand-rapids-oil-spill

15https://www.cbsnews.com/minnesota/news/enbridge-oil-pipeline-construction-breaches-4th-aquifer-in-northern-minnesota/

16 https://www.mprnews.org/story/2021/08/05/line-3-white-earth-argues-dnr-water-permit-violates-wild-rice-rights

17 https://www.mlive.com/news/2017/04/enbridge_line_5_spill_history.html

18https://www.michigan.gov/whitmer/news/press-releases/2020/11/13/governor-whitmer-takes-action-to-shut-down-the-line-5-dual-pipelines-through-the-straits-of-mackina

19 https://www.mlive.com/news/2017/04/enbridge_line_5_spill_history.html

20 https://www.oilandwaterdontmix.org/problem; https://www.cbc.ca/news/canada/toronto/line-five-environment-great-lakes-1.6120882

21https://www.mlive.com/news/us-world/2020/06/epa-fines-enbridge-67m-over-pipeline-safety-issues-across-minnesota-and-wisconsin.html

22 https://www.kuow.org/stories/what-other-banks-are-loaning-money-dakota-access-pipeline/

23 https://www.nrdc.org/stories/dakota-access-pipeline-what-you-need-know#what-is; https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

24https://amazonwatch.org/news/2024/0423-new-report-exposes-risks-of-investing-in-petroperu-amid-controversial-oil-expansion-in-amazon-basin

25 https://amazonwatch.org/news/2022/0629-citi-still-financing-indigenous-rights-violations-and-biodiversity-loss-in-the-amazon

26 https://amazonwatch.org/news/2022/0629-citi-still-financing-indigenous-rights-violations-and-biodiversity-loss-in-the-amazon

27 https://news.mongabay.com/2021/03/ecuador-court-orders-end-to-gas-flaring-by-oil-industry-in-amazon/

28 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/indigenous_rights_risk_report.pdf

29 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/indigenous_rights_risk_report.pdf

30 https://amazonwatch.org/news/2024/1016-oil-over-life-the-cost-of-petroperus-environmental-catastrophe-in-the-peruvian-amazon

31 https://www.un.org/development/desa/indigenouspeoples/wp-content/uploads/sites/19/2018/11/UNDRIP_E_web.pdf

32 https://www.thebanker.com/content/0661dc92-5507-5d45-9c63-12cd7a7c4a04

33 https://www.theguardian.com/business/2024/mar/05/us-banks-leave-esg-finance-climate-crisis

34 https://nomogaia.org/wp-content/uploads/2020/11/PS7-at-the-IFC-Part-1-FPIC.pdf

This communication does not seek authority to vote any shareholder’s proxy, and no proxy cards will be accepted. Please vote your proxies in accordance with the instructions in Citigroup’s proxy statement.